SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

Epicor Software Corporation

(Name of Subject Company)

Epicor Software Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29426L108

(CUSIP Number of Class of Securities)

Thomas F. Kelly

President and Chief Executive Officer

Epicor Software Corporation

18200 Von Karman Ave., Suite 1000

Irvine, California 92612

(949) 585-4000

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

John D. Ireland, Esq. Senior Vice President and General Counsel Epicor Software Corporation 18200 Von Karman Ave., Suite 1000 Irvine, California 92612 (949) 585-4000	Larry W. Sonsini, Esq. Katharine A. Martin, Esq. Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94301 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) The name of the subject company is Epicor Software Corporation, a Delaware corporation (the “Company”), and the address and telephone number of its principal executive offices is 18200 Von Karman Ave., Suite 1000, Irvine, California 92612, (949) 585-4000.

(b) The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock (“Common Stock”), par value $0.001 per share, and the associated preferred stock purchase rights (the “Rights”) issued pursuant to the Amended and Restated Preferred Stock Rights Agreement between the Company and Mellon Investor Services LLC as Rights Agent, dated as of October 27, 2004 (the “Rights Agreement”). Unless the context otherwise requires, all references to Common Stock include the Rights and all references to the Rights include the benefits that may inure to the holders of the Rights pursuant to the Rights Agreement. As of October 24, 2008, there were 59,910,525 shares of Common Stock outstanding, with an additional 1,800,502 shares of Common Stock issuable under the Company’s equity compensation plans upon exercise or settlement of outstanding stock options.

Item 2.	Identity and Background of Filing Person.

(a) The filing person’s name, address and business telephone number are set forth in Item 1(a) above, which information is incorporated by reference. The Company’s website is www.Epicor.com. The information on the Company’s website should not be considered a part of this statement.

(b) This Schedule 14D-9 relates to the tender offer by Elliott ERP LLC (“Elliott ERP”) pursuant to which Elliott ERP has offered to purchase all outstanding shares of Common Stock at a cash purchase price of $9.50 per share upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 15, 2008 and the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), filed by Elliott ERP and Elliott Associates, L.P. (“Elliott Associates” and together with Elliott ERP, “Elliott”) with the Securities and Exchange Commission (the “SEC”) on October 15, 2008.

According to the Offer filed by Elliott as Exhibit (a)(1)(i) to the Schedule TO, the business address and telephone number of both Elliott ERP and Elliott Associates is 712 Fifth Avenue, 36th Floor, New York, New York 10019, (212) 506-2999.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9, there are no agreements, arrangements, understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company or its executive officers, directors or affiliates or (b) Elliott ERP or Elliott Associates or their respective executive officers, directors or affiliates.

Cash Consideration Payable Pursuant to the Offer

If the directors and executive officers of the Company who own shares of Common Stock tender their shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of October 24, 2008, the directors and executive officers of the Company beneficially owned in the aggregate 2,798,627 shares of Common Stock (excluding unvested shares of restricted stock and options to purchase Common Stock and including vested options to purchase Common Stock with an exercise price below $9.50). If the directors and executive officers were to tender all of their shares for purchase pursuant to the Offer and those shares were accepted for purchase and purchased by Elliott, the directors and officers would receive an aggregate of $26,586,956.80 in cash, less the applicable exercise price of any vested options that are exercised. As discussed below in Item 4(c), to the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Offer.

As of October 24, 2008, of the Company’s directors and executive officers, (i) Mr. Tom Kelly held options to purchase 240,000 shares of Common Stock with a weighted average exercise price of $7.96, of which 40,000 shares were vested and exercisable, (ii) Mr. Klaus directly held options to purchase 372,000 shares of Common Stock, all of which were vested with a weighted average exercise price of $3.02 and indirectly held though his spouse options to purchase 47,812 shares of Common Stock, all of which were vested with a weighted average exercise price of $14.30, (iii) Mr. Smith held options to purchase 22,500 shares of Common Stock, all of which were vested with a weighted average exercise price of $11.00. As of October 24, 2008, the Company’s directors and executive officers held a total of 731,962 shares of restricted Common Stock subject to vesting and (iv) Mr. Mike Kelly held vested options to purchase 35,000 shares of Common Stock with an exercise price of $12.69.

Change of Control Agreements

Severance and Change in Control Policy

The Company has a Severance and Change in Control policy (the “Severance Policy”) which applies to the Company’s executive officers (other than the former CEO L. George Klaus and current President and CEO Mr. Kelly) and other Company officers, including vice presidents, senior vice presidents and executive vice presidents (the “Executives”).

Pursuant to the terms of the Severance Policy, upon the occurrence of a Constructive Termination (as defined below) which occurs within twelve (12) months following a Change of Control (as defined below), each Executive is entitled to the following benefits:

(a) Six (6), nine (9) or twelve (12) months of the Executive’s base salary depending on the Executives’s title as in effect as of the date of the Constructive Termination, to be paid periodically in accordance with the Company’s normal payroll policies; and

(b) 50%, 75% or 100% of the Executive’s target annual bonus depending on the Executives’s title as calculated from the Executive’s bonus plan in effect at the time of the Executive’s Constructive Termination.

As defined in the Severance Policy, “Change of Control” means the occurrence of any of the following: (i) the sale, lease, conveyance or other disposition of all or substantially all of the Company’s assets as an entirety or substantially as an entirety to any person, entity or group of persons acting in concert; (ii) any transaction or series of transactions that results in, or that is in connection with, any person, entity or group acting in concert (other than existing affiliates of the Company), acquiring “beneficial ownership” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of such percentage of the aggregate voting power of all classes of voting equity stock of the Company as shall exceed fifty percent (50%) of such aggregate voting power; (iii) a merger or consolidation in which the Company is not the surviving entity, except for a transaction, the principal purpose of which is to change the state in which the Company is incorporated; (iv) any reverse merger in which the Company is a surviving entity but in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such reverse merger; or (v) a liquidation of the Company.

As defined in the Severance Policy, “Constructive Termination” means (i) without the express written consent of the employee, the relocation of the employee to a facility or location more than fifty (50) miles from the employee’s present location; (ii) a material adverse reduction of the employee’s duties, authorities or responsibilities; or (iii) a reduction of more than twenty-five percent (25%) of the employee’s base compensation and the Company shall fail to correct any of the above to the reasonable satisfaction of the employee within thirty (30) days following written notice to the Company.

L. George Klaus Amended Management Retention Agreement

The Company has entered into an Amended Management Retention Agreement dated March 1, 2007 (the “Management Retention Agreement”) with L. George Klaus. The Management Retention Agreement provides that upon the occurrence of an Involuntary Termination (as defined below) at any time during the term of the Management Retention Agreement which Involuntary Termination occurs within twelve (12) months following a Change of Control (as defined below), Mr. Klaus shall be entitled to the following benefits:

(a) An amount equal to eighteen (18) months of Mr. Klaus’ base salary as in effect as of the date of the Involuntary Termination, to be paid periodically in accordance with the Company’s normal payroll policies;

(b) An amount equal to 150% of Mr. Klaus’ target annual bonus as calculated from Mr. Klaus’ bonus plan in effect at the time of Mr. Klaus’ Involuntary Termination;

(c) Certain health care benefits to be paid during the Coverage Period (as defined in the Management Retention Agreement) for Mr. Klaus and his spouse and eligible dependents; and

(d) The Company shall transfer to Mr. Klaus any and all rights title interest and claim that the Company may have in his golf course membership.

Additionally, in the event that the severance and other benefits provided for in the Management Retention Agreement constitute parachute payments within the meaning of Section 280G of the Internal Revenue Code and would be subject to an excise tax, the Company will pay Mr. Klaus a payment sufficient to pay the excise tax and an additional payment to pay the excise tax and federal and state income taxes arising from the payments made pursuant to this sentence.

Mr. Klaus resigned as the Company’s Chief Executive Officer, effective February 19, 2008. Mr. Klaus became the Executive Chairman of the Company’s Board of Directors, effective February 19, 2008. In his role as the Company’s Executive Chairman, Mr. Klaus remains an employee of the Company and he and the Company continue to operate under the terms of the Management Retention Agreement as described above.

“Change of Control” means the occurrence of any of the following: (i) the sale, lease, conveyance or other disposition of all or substantially all of the Company’s assets as an entirety or substantially as an entirety to any person, entity or group of persons acting in concert; (ii) any transaction or series of transactions that results in, or that is in connection with, any person, entity or group acting in concert (other than existing affiliates of the Company), acquiring “beneficial ownership” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of such percentage of the aggregate voting power of all classes of voting equity stock of the Company as shall exceed fifty percent (50%) of such aggregate voting power; (iii) a merger or consolidation in which the Company is not the surviving entity, except for a transaction, the principal purpose of which is to change the state in which the Company is incorporated; (iv) any reverse merger in which the Company is a surviving entity but in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such reverse merger; or (v) a liquidation of the Company.

“Involuntary Termination” means, without Mr. Klaus’ express written consent, (i) a significant reduction of Mr. Klaus’ duties, position or responsibilities relative to Mr. Klaus’ CEO duties, position or responsibilities in effect immediately prior to such reduction, or the removal of Mr. Klaus from such position, duties and responsibilities, unless Mr. Klaus is provided with comparable duties, position and responsibilities; (ii) a reduction by the Company of Mr. Klaus’ CEO base salary as in effect immediately prior to such reduction unless such reduction is made pursuant to and proportionately with any Company policy applicable to similarly-situated Company executives; (iii) the relocation of Mr. Klaus to a facility or a location more than one hundred (100) miles from his current location; (iv) any purported termination of Mr. Klaus’ CEO title by the Company which is not effected for Cause (as defined below) or for which the grounds relied upon are not valid; (v) Mr. Klaus’ death or Disability (as defined in the Management Retention Agreement); or (vi) the failure of the Company to obtain the assumption of the Management Retention Agreement by any successors.

“Cause” means (i) any act of personal dishonesty taken by Mr. Klaus in connection with his responsibilities as an employee which is intended to result in substantial personal enrichment of Mr. Klaus; (ii) Mr. Klaus’

conviction of a felony which the Company’s Board of Directors reasonably believes has had or will have a material detrimental effect on the Company’s reputation or business; (iii) a willful act by Mr. Klaus which constitutes gross misconduct and is materially injurious to the Company; or (iv) continued willful violations by Mr. Klaus of Mr. Klaus’ obligations to the Company after there has been delivered to Mr. Klaus a written demand for performance from the Company which describes the basis for the Company’s belief that Mr. Klaus has not substantially performed his duties and after Mr. Klaus has been given at least ten (10) business days in which to cure the circumstances identified in such written demand.

Thomas F. Kelly Management Retention Agreement

On February 19, 2008, Thomas F. Kelly entered into a Management Retention Agreement with the Company (the “Kelly Retention Agreement”). In the event of an Involuntary Termination (as defined below) of Mr. Kelly’s employment at any time during the term of the Kelly Retention Agreement and which Involuntary Termination occurs within twelve (12) months following a Change of Control (as defined below), pursuant to the Kelly Retention Agreement, Mr. Kelly is entitled to:

(a) An amount equal to eighteen (18) months of Mr. Kelly’s base salary as in effect as of the date of the Involuntary Termination, to be paid periodically in accordance with the Company’s normal payroll policies;

(b) An amount equal to 150% of Mr. Kelly’s target annual bonus as calculated from Mr. Kelly’s bonus plan in effect at the time of Mr. Kelly’s Involuntary Termination; and

(c) For the eighteen (18) month period following the Involuntary Termination, the Company will reimburse Mr. Kelly or pay directly for the actual premiums for Mr. Kelly’s group health insurance (medical, dental and vision) under COBRA.

Additionally, in the event that the severance and other benefits provided for in the Kelly Retention Agreement constitute parachute payments within the meaning of Section 280G of the Internal Revenue Code and would be subject to an excise tax, the Company will pay Mr. Kelly a payment sufficient to pay the excise tax and an additional payment to pay the excise tax and federal and state income taxes arising from the payments made pursuant to this sentence.

“Change of Control” means the occurrence of any of the following (i) the sale, lease, conveyance or other disposition of all or substantially all of the Company’s assets as an entirety or substantially as an entirety to any person, entity or group of persons acting in concert; (ii) any transaction or series of transactions that results in, or that is in connection with, any person, entity or group acting in concert (other than existing affiliates of the Company), acquiring “beneficial ownership” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of such percentage of the aggregate voting power of all classes of voting equity stock of the Company as shall exceed fifty percent (50%) of such aggregate voting power; (iii) a merger or consolidation in which the Company is not the surviving entity, except for a transaction, the principal purpose of which is to change the state in which the Company is incorporated; (iv) any reverse merger in which the Company is a surviving entity but in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such reverse merger; or (v) a liquidation of the Company.

“Involuntary Termination” means, without Mr. Kelly’s express written consent, (i) a significant reduction of Mr. Kelly’s duties, position or responsibilities relative to Mr. Kelly’s CEO duties, position or responsibilities in effect immediately prior to such reduction, or the removal of Mr. Kelly from such position, duties and responsibilities, unless Mr. Kelly is provided with comparable duties, position and responsibilities; (ii) a reduction by the Company of Mr. Kelly’s CEO base salary as in effect immediately prior to such reduction unless such reduction is made pursuant to and proportionately with any Company policy applicable to similarly-situated Company executives; (iii) the relocation of Mr. Kelly to a facility or a location more than one hundred (100) miles from the Company’s current Irvine, California location; (iv) any purported termination of

Mr. Kelly’s CEO title by the Company which is not effected for Cause (as defined below) or for which the grounds relied upon are not valid; (v) Mr. Kelly’s death or Disability (as defined in the Kelly Retention Agreement); or (vi) the failure of the Company to obtain the assumption of the Kelly Retention Agreement by any successors contemplated in the Kelly Retention Agreement.

“Cause” means (i) any act of personal dishonesty taken by Mr. Kelly in connection with his responsibilities as an employee which is intended to result in substantial personal enrichment of Mr. Kelly; (ii) Mr. Kelly’s conviction of a felony which the Company’s Board of Directors reasonably believes has had or will have a material detrimental effect on the Company’s reputation or business; (iii) a willful act by Mr. Kelly which constitutes gross misconduct and is materially injurious to the Company; or (iv) continued willful violations by Mr. Kelly of Mr. Kelly’s obligations to the Company after there has been delivered to Mr. Kelly a written demand for performance from the Company which describes the basis for the Company’s belief that Mr. Kelly has not substantially performed his duties and after Mr. Kelly has been given at least ten (10) business days in which to cure the circumstances identified in such written demand.

Company Incentive Plans

The Company’s directors, executive officers and other employees have outstanding equity awards under the Company equity incentive plans described below.

Nonqualified Stock Option Plan—1993

Pursuant to the terms of the Nonqualified Stock Option Plan—1993 (the “1993 Plan”), in the event that the Company proposes to sell substantially all of its assets, or merge into or consolidate with, or enter into certain types of reorganizations, the 1993 Plan and all unexercised options granted under the 1993 Plan will terminate unless provision is made for the continuance of the 1993 Plan and for the assumption or substitution of the outstanding options. If such provision is not made, then all outstanding options will be accelerated.

Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan—1994

Pursuant to the terms of the Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan—1994 (the “1994 Plan”), in the event the Company proposes to sell substantially all of its assets, merge into, consolidate with or to enter into certain types of reorganizations, the vesting of all options and rights of purchase will be accelerated and the persons holding such awards will have the choice to purchase the shares subject to the awards or exchange such awards for a certain cash value. Upon the effective date of the transaction, the 1994 Plan, and all options and rights to purchase restricted stock will terminate.

Nonqualified Stock Option Plan—1996

Pursuant to the terms of the Nonqualified Stock Option Plan—1996 (the “1996 Plan”), in the event of the Company’s change of control (including the merger of the Company with or into another corporation, or the sale of assets involving at least fifty percent (50%) in value of the Company’s assets), the vesting of all nonqualified options will be accelerated and, concurrent with the effective date of the change of control, the holders of the nonqualified options will have the right to exercise the nonqualified option for all shares subject to the option, or, to the extent applicable and depending upon the nature of the change of control, exchange the nonqualified stock option for a cash payment determined by multiplying the number of vested shares by the excess of any per share merger consideration over the per share exercise price. Upon the consummation of the change of control, the 1996 Plan and all unexercised options granted under the 1996 Plan will terminate.

Nonqualified Stock Option Plan—1997

Pursuant to the terms of the Nonqualified Stock Option Plan—1997 (the “1997 Plan”), in the event of the Company’s change of control (including the merger of the Company with or into another corporation, or the sale of assets involving at least fifty percent (50%) in value of the Company’s assets), the vesting of all nonqualified options will be accelerated and, concurrent with the effective date of the change of control, the holders of the nonqualified options will have the right to exercise the nonqualified options for all shares subject to the option, or, to the extent applicable and depending upon the nature of the change of control, exchange the nonqualified stock option for a cash payment determined by multiplying the number of vested shares by the excess of any per share merger consideration over the per share exercise price. Upon consummation of the change of control, the 1997 Plan and all unexercised options granted under the 1997 Plan will terminate.

Amended and Restated Nonqualified Stock Option Plan—1998

Pursuant to the terms of the Amended and Restated Nonqualified Stock Option Plan—1998 (the “1998 Plan”), in the event of the Company’s change of control (including the merger of the Company with or into another corporation, or the sale of assets involving at least fifty percent (50%) in value of the Company’s assets), the vesting of all nonqualified options will be accelerated and, concurrent with the effective date of the change of control, the holders of the nonqualified options will have the right to exercise the nonqualified options for all shares subject to the option, or, to the extent applicable and depending upon the nature of the change of control, exchange the nonqualified stock option for a cash payment determined by multiplying the number of vested shares by the excess of any per share merger consideration over the per share exercise price. Upon consummation of the change of control, the 1998 Plan and all unexercised options granted under the 1998 Plan will terminate.

1999 Merger Transition Nonstatutory Stock Option Plan

Pursuant to the terms of the 1999 Merger Transition Nonstatutory Stock Option Plan (the “1999 Plan”), in the event of the Company’s change in control (including the merger of the Company with or into another corporation, or the sale of assets involving at least fifty percent (50%) in value of the Company’s assets), the 1999 Plan provides that the vesting of all options will accelerate immediately prior to the change of control and the individuals holding such options will have the right to exercise their options as to all of the shares subject to the options.

Amended and Restated 1999 Nonstatutory Stock Option Plan

Pursuant to the terms of the Amended and Restated 1999 Nonstatutory Stock Option Plan (the “Amended and Restated 1999 Plan”), in the event of the Company’s change of control (including the merger of the Company with or into another corporation, or the sale of assets involving at least fifty percent (50%) in value of the Company’s assets), the Amended and Restated 1999 Plan provides that the vesting of all options, stock purchase rights and restricted stock will be accelerated and individuals holding such options, stock purchase rights and restricted stock will have the right to exercise their awards with respect to all of the shares subject to such awards. Any Company repurchase option with respect to restricted stock will immediately lapse.

2002 Employee Stock Purchase Plan

Pursuant to the terms of the 2002 Employee Stock Purchase Plan (the “ESPP”), in the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation, each outstanding option will be assumed or substituted for. In the event the successor corporation refuses to assume or substitute for the option, the offering period then in progress will be shortened by setting a new exercise date, which will be before the date of the Company’s proposed sale or merger.

2005 Stock Incentive Plan

Pursuant to the terms of the 2005 Stock Incentive Plan (the “2005 Plan”), in the event of the Company’s change of control (including the merger of the Company with or into another corporation, or the sale of assets involving at least fifty percent (50%) in value of the Company’s assets), the vesting of all options, stock appreciation rights and stock purchase rights will be accelerated immediately prior to the change of control and the participants holding such awards will have the right to exercise their options, stock appreciation rights or stock purchase rights with respect to all of the shares subject to such awards, and any Company repurchase option with respect to restricted stock will lapse with respect to all restricted stock.

2007 Stock Incentive Plan

Pursuant to the terms of the 2007 Stock Incentive Plan (the “2007 Plan”), and except as otherwise provided in an individual’s award agreement, in the event of the Company’s change of control (including the merger of the Company with or into another corporation, or the sale of assets involving at least fifty percent (50%) in value of the Company’s assets), the 2007 Plan provides that the 2007 Plan participant will fully vest in and have the right to exercise all of his or her outstanding stock options and stock appreciation rights, all restrictions on restricted stock, performance units, and performance shares will lapse, and with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) on-target levels and all other terms and conditions met.

Item 4.	The Solicitation or Recommendation.

(a)	Solicitation/Recommendation.

After careful consideration by the Board of Directors, including a thorough review of the Offer with the Company’s financial and legal advisors, the Board of Directors unanimously determined that the Offer is not in the best interests of the Company’s stockholders.

ACCORDINGLY, AND FOR THE OTHER REASONS DESCRIBED IN MORE DETAIL BELOW, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER. If you have tendered your shares, you can withdraw them. For assistance in withdrawing your shares, you can contact your broker or our information agent Innisfree M&A Incorporated at the address and phone number below.

[LOGO]

Innisfree M&A Inc.

501 Madison Ave., 20th Floor

New York, NY 10022

Tel: 1-888-750-5834

(b)	Background of the Offer

The Company operates in a highly competitive segment of the software market. The Board of Directors, together with Company management, has remained focused on growth of its business and financial performance through execution of the Company’s business plan. In addition, the Board of Directors regularly evaluates the Company’s business strategy to identify prospects for growth and opportunities to create value for the Company’s stockholders, including organic growth initiatives and strategic acquisitions. The Board and senior management also routinely consider other possibilities for business combinations and additional strategic alternatives; however, the Board has continued to believe that the execution by the Company of its business plan will enhance value for the Company’s stockholders.

From time to time the Company meets with its stockholders at their request on an informal basis to discuss the financial performance and prospects of the Company, subject to compliance with Regulation FD and other applicable securities laws and regulations.

On July 28, 2008, Jesse A. Cohn, Portfolio Manager of Elliott Associates, contacted the Company through Damon S. Wright, the Company’s Senior Director of Investor Relations, to schedule a meeting with management to learn more about the Company.

On August 6, 2008, Mr. Cohn met with Mr. Wright and Thomas Kelly, President and Chief Executive Officer of the Company, to discuss the Company’s business and financial performance and asked whether the Company had considered any strategic alternatives. In particular, Mr. Cohn shared his belief that the market was not properly valuing Epicor because of the market’s focus on short term results and that there was a disconnect between Epicor’s performance and its stock price. Mr. Cohn suggested the Company should consider a “going private” transaction as it would be a profitable opportunity to run the Company privately for a few years before taking it public again. Mr. Kelly told Mr. Cohn that any discussion regarding strategic alternatives would need to be directed to the Company’s Board.

On August 18, 2008, Elliott Associates filed a Schedule 13D with the SEC indicating that it beneficially owned 9.9% of the Company’s outstanding common stock and that it had made inquiries as to whether the Company had considered strategic alternatives.

On August 19, 2008, the Board of the Company met and reviewed general background information regarding Elliott Associates and the filing with the SEC by Elliott Associates of a Schedule 13D. Mr. Kelly also updated the Board on his meeting with Mr. Cohn on August 6, 2008. The Board discussed the Company’s strategic options and standalone financial long term plan.

On August 19, 2008, the Board engaged UBS Securities LLC (“UBS”) as its financial advisor.

On August 20, 2008, the Company’s Board received a letter from Mr. Cohn expressing the Elliott Funds’ belief that it was the time to begin a process to sell the Company (the “August 20 Letter”).

On August 22, 2008, Elliott Associates filed a Schedule 13D/A with the SEC that disclosed that it had sent the August 20 Letter to the Company. Thereafter, Mr. Cohn spoke with Mr. Kelly, who agreed that the Company would be responsive to Elliott Associates’ inquiries and suggestions to the extent possible. Messrs. Kelly and Cohn agreed to discuss the possible negotiation of a non-disclosure agreement (the “NDA”) between the Company and Elliott Associates which would enable the Company to have confidential discussions with Elliott.

On August 28, 2008, the Board met and received information from management and its advisors, including Wilson Sonsini Goodrich & Rosati (“WSGR”) as its legal advisors and UBS as its financial advisors, regarding the August 20 Letter from Elliott Associates and the filing with the SEC of Amendment No. 1 to Schedule 13D/A by Elliott Associates on August 22, 2008. The Board of Directors then held discussions regarding Elliott Associates, as well as the Company’s future plans and potential responses. The Board discussed with management the preparation of the Company’s short and long term financial plans and future product releases, including the scheduled launch of Epicor 9.

On September 9, 2008, at the Company’s request, UBS sent a proposed draft NDA to Elliott for review and discussion, which included a customary standstill provision.

On September 11, 2008, Messrs. Cohn and Kelly spoke again at an investor conference about the NDA, which was followed by discussions between legal counsel to Epicor and Elliott Associates.

On September 15, 2008, Elliott Associates’ legal counsel sent the Company a revised draft of the NDA incorporating Elliott Associates’ comments.

On September 16, 2008, the Board of Directors of the Company met and received information about recent events with Elliott including the recent communications with Mr. Cohn and the discussions regarding a possible NDA. The Board concluded that it would not be in the best interests of the Company’s stockholders to sign a NDA without appropriate standstill provisions and that the proposed NDA from Elliott contemplated a sale transaction, which the Board was not prepared to entertain at this juncture. Mr. Kelly also updated the Board on management’s progress in preparing the Company’s future financial plan for review by the Board. Based upon all of the discussions, the Board determined to not go forward with the NDA as proposed by Elliott Associates, which, among other things, did not contain a customary standstill provision.

On September 17, 2008, the Company’s legal counsel, WSGR, called Elliott Associates’ legal counsel to inform them of the Board’s determination not to enter into the NDA as proposed by Elliott Associates. Messrs. Cohn and Kelly had a telephone conversation about the inability of the parties to reach an agreement on the NDA and Mr. Cohn expressed his desire to speak to a Board member, possibly Mr. Klaus.

On September 18, 2008, Elliott Associates filed a Schedule 13D/A with the SEC disclosing its recent purchases of additional shares of common stock of the Company and its beneficial ownership of 10.7% of the outstanding shares of common stock of the Company, based on its ownership of common stock and the Company’s convertible notes.

On September 22, 2008, Mr. Cohn contacted L. George Klaus, Executive Chairman of the Company’s Board, and asked to meet with Mr. Klaus and the Company’s Board in person to discuss strategic alternatives for the Company. Mr. Klaus said that he would discuss Mr. Cohn’s request to meet with the Board with the Company’s Board and respond to Mr. Cohn at a later date.

On September 25, 2008, Elliott Associates filed a Schedule 13D/A with the SEC disclosing its recent purchases of additional shares of common stock of the Company and its beneficial ownership of 12.5% of the outstanding shares of common stock of the Company, based on its ownership of common stock and the Company’s convertible notes.

On September 29, 2008, Mr. Klaus called Mr. Cohn and stated that the Company’s Board believed that a meeting with Elliott Associates was inadvisable because the Company was in the process of preparing and analyzing its financial plan, a new software release and an industry conference were upcoming and the Company’s third quarter earnings would be released soon.

On October 1, 2008, the Elliott Funds publicly announced their nonbinding proposal to enter into discussions to acquire the Company for a price of $9.50 per share of common stock in cash. The text of the letter sent to the Company and filed with the SEC in its Schedule 13D/A on October 1, 2008 (the “October 1 Letter”), is reproduced below:

October 1, 2008

The Board of Directors

Epicor Software Corporation

18200 Von Karman Ave., Suite 1000

Irvine, California 92612

Dear Members of the Board of Directors:

I am writing to you on behalf of Elliott Associates, L.P. and Elliott International, L.P. (collectively, “Elliott” or “we”), which collectively own 10.2% of the common stock and $28.7 million of the convertible notes of Epicor Software Corporation (the “Company” or “Epicor”).

As you are aware, we have made numerous requests to the Company’s executives and board of directors asking that the Company commence a process to explore strategic alternatives. Unfortunately, each of these requests has been denied.

Nevertheless, Elliott is prepared, based upon our review of publicly available information, to offer to acquire 100% of the Company’s outstanding shares for a price of $9.50 per share in cash. This represents a 20% premium to yesterday’s closing share price and a 25% premium to the trailing 60-day volume-weighted average price. Note that it is our strong belief that Epicor’s recent stock price has been supported in part by public disclosure of Elliott’s holdings in the Company.

Our offer is compelling. It will provide stockholders with immediate, quantifiable value, and would be subject only to customary closing conditions. Given the execution and competitive challenges faced by the Company, we believe our proposal presents an extremely attractive alternative for stockholders. As Elliott has more than $14 billion of capital under management, our acquisition of the Company can be completed using only our own funds and will not be subject to any financing condition.

Additionally, if granted access to diligence, we believe we could potentially improve upon our offer to stockholders. Thus far, however, the Board has prohibited such access.

We are ready to meet with your senior management to present our offer in greater detail and to begin work on a merger agreement. Our offer is subject to the execution of a definitive agreement, which we are confident can be accomplished on an expedited basis.

We believe your cooperation in effecting a transaction will maximize the benefits to Epicor, its stockholders and other constituencies. We hope to receive a favorable response from you promptly.

As one of your largest stockholders, we personally thank the employees of Epicor for their hard work and look forward to working together to maximize the value of the Company’s technology in the near future.

This letter is not intended to create or constitute any legally binding obligation, liability or commitment by us regarding the proposed transaction, and there will be no legally binding contract or agreement between us unless and until a definitive agreement is executed.

We look forward to hearing from you.

Sincerely,

Jesse A. Cohn

Portfolio Manager

After sending the October 1 Letter, Mr. Cohn called Mr. Klaus and stated that Elliott Associates encouraged the Company’s Board to allow Elliott Associates to conduct due diligence on the Company to evaluate whether a friendly acquisition was possible and emphasized that a protracted contest for control of the Company between Elliott Associates and the Company’s Board was not in the best interests of the Company or its employees. Mr. Klaus indicated that the Company’s Board would evaluate Elliott Associates unsolicited proposal and respond to Elliott Associates in due course.

On October 1, 2008, the Company’s Board met with management and its advisors, including its financial and legal advisors, to discuss the October 1 Letter. The Board also determined to continue to review Elliott Associates’ unsolicited proposal to enter into discussions to acquire the Company on an informed basis at future meetings and taking into consideration the advice of its legal and financial advisors, as well as the Company’s management team.

On October 1, 2008, the Company issued a press release stating that it had received from Elliott Associates an unsolicited proposal to enter into discussions to acquire the Company which would be carefully considered by the Company’s Board, in consultation with the Company’s legal and financial advisors, and that the Company would respond in due course.

On October 4, 2008, Mr. Cohn contacted Mr. Kelly with the renewed request to conduct due diligence on the Company and meet with the Company’s Board to discuss the October 1 Letter. Mr. Kelly replied that this would require a decision by the Company’s Board and that he would discuss this with the Company’s Board and respond to Mr. Cohn shortly.

On October 6, 2008, the Company’s Board held a meeting to discuss its preliminary financial results for the third fiscal quarter. Mr. Kelly updated the Board on his conversation with Mr. Cohn and the Board deferred any decision with respect to Elliott Associates until its next meeting scheduled for October 13, 2008.

On October 7, 2008, Mr. Cohn contacted Mr. Klaus to request an update on the status of his discussions with the Company’s Board. Mr. Klaus informed Mr. Cohn that the Company planned to respond to Elliott Associates by October 15, 2008.

On October 13, 2008, the Company engaged Potter Anderson and Corroon, LLP (“PAC”) as special counsel with respect to Delaware law and fiduciary duty matters.

On October 13, 2008, the Company’s Board met with the management team and its financial and legal advisors. The Board reviewed with the management team the Company’s preliminary three year financial plan. The Board also reviewed and discussed the Company’s future product releases, including the scheduled launch of Epicor 9. The Board received a presentation from its legal advisors regarding the Board’s fiduciary duties. The Board evaluated Elliott Associates’ proposal to enter into discussions to acquire the Company and the Company’s future financial plan. After careful consideration, the Board unanimously determined not to pursue Elliott Associates’ unsolicited proposal to enter into discussion to acquire the Company because it was not in the best interests of the Company and its stockholders. The Board took into account the volatile financial markets, the state of the economy, the Company’s preliminary stand alone plan, future prospects of the Company and the conditional nature of the Elliott Associates unsolicited proposal to enter into discussions to acquire the Company. The Company then sent Elliott Associates the following letter (which was also included in a Company press release issued on the same day):

October 13, 2008

Mr. Jesse Cohn

Elliott Associates & Associates, L.P.

712 Fifth Avenue

New York, NY 10019

Dear Mr. Cohn:

We have reviewed your proposal regarding Epicor Software Corporation. After careful consideration with our independent financial and legal advisors, the Board of Directors has unanimously determined not to pursue your proposal. Given the unsettled capital markets and our current product roadmap, we have only one focus at Epicor and that is to deliver value to our shareholders and customers.

As you know from our discussions, we have a robust roadmap of products planned over the next 18 to 24 months, including the launch of Epicor 9 in the fourth quarter of 2008 and continuing enhancements in support of existing customers. With our current and planned ERP business software and retail solutions, we believe we have a great opportunity to further establish Epicor as a clear leader in the midmarket and generate growth for the Company across the board. We have made significant investments into what we believe will be a top ERP solution of choice for all of the focused vertical markets we serve. We believe Epicor 9 will provide excellent opportunities for license growth acceleration in new markets which we plan to address as well as in our installed base of more than 20,000 customers worldwide.

The members of the Epicor Board of Directors take their responsibilities to Epicor shareholders extremely seriously. We remain committed to the goal of optimizing shareholder value.

Sincerely,

Thomas F. Kelly

President and CEO

Separately, on October 13, 2008 the Board also approved, in connection with its ongoing corporate governance review, amended and restated bylaws of the Company to change the advance notice requirements contained in Article II of the bylaws to conform with best practices in light of recent court decisions in the state of Delaware. The amended and restated bylaws of the Company were filed with the SEC on October 16, 2008 as an exhibit to the Company’s Current Report on Form 8-K.

On October 15, 2008, Elliott commenced the Offer at the same price per share of $9.50 as the unsolicited Elliott Associates’ proposal to enter into discussions to acquire the Company set forth in the October 1 Letter.

On October 22, 2008, the Board held a meeting with management, WSGR, UBS and its other advisors. At the meeting, WSGR reviewed with the Board its fiduciary duties and legal obligations with respect to the Offer. WSGR also reviewed with the Board the terms and conditions of the Offer. The Board reviewed the operation of the Company’s Rights Agreement. The Board then discussed what other information it required in connection with evaluating the Offer and requested management and its advisors to prepare such information for review at the Board meeting scheduled for October 27, 2008.

On October 27, the Board of Directors met with its management team and its legal and financial advisors to, among other things, review the Company’s stand-alone financial plan, strategic plan and the Offer. The Board reviewed with management the Company’s stand-alone financial and strategic plans. The Board also reviewed and discussed the Company’s future product releases, including the scheduled launch of Epicor 9. Next, the Board reviewed with its advisors the financial and other terms of the Offer, and the functioning of the Company’s Rights Agreement. After careful consideration, the Board unanimously determined that the Offer was not in the best interests of the Company and its stockholders and unanimously recommended that stockholders reject the Offer for the reasons described below under “Reasons for the Board’s Recommendation.” In addition, the Board unanimously determined to delay the distribution date under the Rights Plan until such later time as the Board determines that a distribution date shall occur with respect to the Offer, and unanimously resolved not to otherwise amend the Rights Agreement to permit the Offer or grant approval under Section 203 of the Delaware General Corporation Law to Elliott with respect to the Offer.

On October 28, 2008, the Board of Directors met with its management team and its legal and financial advisors to review the Company’s Solicitation and Recommendation Statement on Schedule 14d-9. After careful review and discussion, the Board approved the filing of the Schedule 14D-9 with the SEC.

(c)	Reasons for the Board’s Recommendation

In reaching its determination to recommend that the Company’s stockholders reject the Offer, the Board considered numerous factors in consultation with legal and financial advisors and the Company’s senior management, including but not limited to the following:

The Offer is highly conditional and therefore may be illusory.

The effect of the Offer’s numerous and subjective conditions is that the Offer may be illusory and Epicor’s stockholders cannot be assured that Elliott will consummate the Offer, resulting in what amounts to an option to purchase the Company that can be exercised in Elliott’s sole discretion after causing substantial disruption to the Company’s business. The Offer contains more than 40 conditions and sub-conditions of which at least 11 are subjective and in Elliott’s sole discretion. At least two of the objective conditions have already been violated: since the commencement of the Offer, (i) the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies and the NASDAQ-100 Index have declined by more than 10%, and (ii) the Company announced on October 16, 2008 that the Board approved amended and restated bylaws on October 13, 2008. In addition, some conditions restrict the Company’s ability to manage its business in the ordinary course. With respect to the Section 203 Condition and the Rights Condition (each as defined in the Offer), the Board has no current intention to take the actions necessary to satisfy those conditions.

The timing of the Offer is opportunistic.

The Offer was opportunistically timed on the verge of a new Epicor product release (Epicor 9) and at a time when Epicor has not yet fully achieved the expected market opportunities from its acquisition of NSB Retail Systems. The Company has a robust roadmap of products planned over the next 18-24 months, including the launch of Epicor 9 in the fourth quarter of 2008 and continuing enhancements in support of existing customers, which the Company believes will further establish Epicor as a clear leader in the midmarket and generate growth for the Company in new license, consulting and maintenance revenue, and the Offer deprives the Epicor stockholders from benefiting from the value associated with these developments.

The Offer is disruptive to the Company’s business, including its customers and key employees.

The unsolicited nature of the Offer and the uncertainty surrounding the Offer are and will continue to be disruptive to the Company’s customer and employee bases. Uncertainty surrounding future ownership and management could result in customer attrition and the inability to market new products to customers. The Company is reliant on key personnel and highly specialized employees and many key employees may pursue other employment opportunities given the uncertainty surrounding the Company’s future and their employment with the Company.

The Company has a stand-alone plan which, when achieved, would provide greater value to Epicor’s stockholders than the Offer.

The Board believes that the Company has a stand-alone plan and strategy, including product strategy and product roadmap, which, when achieved, would provide greater value to stockholders than that provided by the Offer, subject to the risks inherent in the plan, and taking into account (i) historical financial performance of the Company, (ii) historical performance of the Company’s stock price and related trading multiples, (iii) current worldwide macro-economic and market conditions, (iv) the Company’s strong recurring stream of maintenance revenue, its installed base of over 20,000 customers and historically high renewal rates and (v) the highly conditional and illusory nature of the Offer and ongoing disruptions in the Company’s business since the Offer was commenced, which are expected to continue.

The Offer was commenced during a time of unprecedented market volatility and dislocation, which has negatively affected the Company’s stock price.

The Offer was commenced on October 15, 2008 during a time of unprecedented market volatility and dislocation, and this volatility and dislocation has continued during the pendency of the Offer and may continue into the future. This unprecedented market volatility and dislocation has negatively affected the Company’s Common Stock price, notwithstanding the strength of the Company’s core business drivers. Since October 1, 2008, the Company’s Common Stock has closed between a high of $8.93 and low of $6.08. In particular, the following significant market events have occurred since October 1, 2008:

•

The Dow Jones Industrial Average (“Dow”), the Standard & Poor’s 500 (“S&P”) and the NASDAQ 100 Composite (“Nasdaq”) declined by 14.2%, 14.4% and 15.0%, respectively, during the two week period preceding the commencement of the Offer.

•

Moreover, the Dow, S&P and Nasdaq have declined by an additional 10.0%, 12.2% and 12.8%, respectively, during the period from when the Offer was commenced and October 24, 2008. Each decline, because it was in excess of 10%, has violated a condition of the Offer as stipulated by Elliott.

•	In total, between October 1, 2008 and October 24, 2008, the Dow, S&P and Nasdaq have declined by 22.8%, 24.8% and 25.8%, respectively.

•

Another general measure of the volatility of the equity markets, the CBOE Volatility Index (“VIX”), closed at 79.1 on October 24, 2008, the highest closing level in the recorded history of the index. During the period from October 1, 2008 to October 24, 2008, the VIX average closing price level was 59.3, more than 3 times the average closing level of 19.2 for the period from January 2, 1990 to September 30, 2008.

The Offer price is significantly below historical averages of Epicor’s stock price.

The Offer was commenced when Epicor stock was trading at a substantial discount to Epicor’s historical trading prices. Elliott commenced the Offer on October 15, 2008 at a time of dramatic market volatility and dislocation and when the Company was trading at close to its five-year low. Moreover, the $9.50 Offer price reflects a significant discount to the Company’s 52-week closing price high of $13.41 and its three-year average closing stock price of $11.93 and is below its one-year average closing price of $9.61, respectively, as of October 15, 2008 (the date of the commencement of the Offer).

The earnings multiple represented by the Offer is below select transactions.

The price-to-next twelve months earnings multiple represented by the Offer is below the low, mean and high price-to-next twelve months earnings multiples represented by select enterprise software transactions between $200 million and $2 billion since September 2005.

The consideration offered by Elliott is taxable.

The Offer price would generally be taxable to Epicor stockholders.

The Offer poses significant risks to Epicor’s stockholders because there is no evidence that Elliott has the intent or ability to complete the Offer, the subsequent merger or finance Epicor’s outstanding debt obligations.

Elliott has not made public or provided any information about its financial condition to support its claim that it has sufficient funds in the amount of approximately $950 million to complete the Offer, subsequent acquisition of the remaining non-tendering shares and to repay Epicor’s debt obligations which may be accelerated upon consummation of the Offer. Upon consummation of the Offer, the lenders under Epicor’s credit agreement have the right to declare Epicor’s debt obligations in the amount of $109 million immediately due and payable and holders of Epicor’s convertible notes in the amount of $230 million would have the right to require Epicor to repurchase all of the outstanding convertible notes at par value, plus accrued and unpaid interest, in accordance with the indenture governing the convertible notes. If these debt obligations are not repaid or refinanced, which may be difficult in light of the current extreme disruption of the credit markets, Epicor would be insolvent, posing significant risks for non-tendering stockholders. Among other things, a second step merger may not occur for several months or at all during which time the Company’s stock may be illiquid or have no value and the Company could face bankruptcy.

Based on the foregoing, the Board concluded that the Offer is not in the best interests of the Company and its stockholders and to recommend that Epicor’s stockholders reject the Offer.

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but addresses the material information and factors considered by the Board in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weight to the specific factors considered in determining to recommend that stockholders reject the Offer. Such determination was made after consideration of all the factors taken as a whole. In addition, individual members of the Board may have given differing weights to different factors. Throughout its deliberations, the Board received the advice of WSGR, PAC and UBS, who were retained to advise the Board in connection with the Offer.

(d)	Intent to Tender

To the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Offer.

Item 5.	Person/Assets, Retained, Employed, Compensated Or Used.

The Board has retained UBS as its financial advisor in connection with, among other things, the Company’s analysis and consideration of, and response to, the Offer. UBS will be paid customary fees for such services. In addition, UBS will be reimbursed for its reasonable out-of-pocket expenses (including fees and disbursements of its legal counsel), and UBS and certain related persons will be indemnified against certain liabilities relating to or arising out of the engagement. UBS may seek to provide the Company and its affiliates with certain investment banking services unrelated to the Offer in the future. In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and the accounts of their customers, the Company’s securities and, accordingly, may at any time hold a long or short position in such securities.

The Company also has engaged Innisfree M&A Incorporated (“Innisfree”) to assist it in connection with communications with its stockholders with respect to the Offer, to monitor trading activity in the Shares, and to identify investors holding large positions of Shares in street name. The Company has agreed to pay Innisfree customary compensation for their services and reimbursement of certain expenses in connection with their engagement. The Company also has agreed to indemnify Innisfree against certain liabilities arising out of or in connection with their engagement.

The Company also has retained Joele Frank, Wilkinson Brimmer Katcher as its communications advisor in connection with the Offer. Joele Frank, Wilkinson Brimmer Katcher will receive reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection with the engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6.	Interest In Securities Of The Subject Company.

During the past 60 days, no transactions with respect to the Common Stock have been effected by the Company or, to the Company’s knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7.	Purposes Of The Transaction And Plans Or Proposals.

(a) Except as described in this Schedule 14D-9, the Company has not undertaken and is not engaged in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(b) There is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the matters referred to in Item 7(a) immediately above.

Item 8.	Additional Information.

Stockholder Rights Plan

The Rights Agreement provides, among other things, that each Right entitles the holder to purchase from the Company one one-hundredth of a share (a “Unit”) of preferred stock for $96.00 per Unit. Each Unit has economic terms similar to that of one share of the Company’s Common Stock. The Rights only become exercisable on the “Distribution Date,” which occurs ten days after a person or group announces acquisition of 15% or more of the Company’s Common Stock or ten days after the commencement of a tender offer that would result in ownership of the offeror of 15% or more of the Company’s Common Stock. The Rights, which expire on November 13, 2011, are redeemable by the Company at a price of $0.01 per Right at any time on or prior to the fifth day (or such later date as may be determined by the Company’s Board of Directors) after the public announcement that a person or group has acquired beneficial ownership of 15% or more of the Company’s Common Stock. Copies of the Rights Agreement and related documents have been filed with the SEC as exhibits to a Registration Statement on Form 8-A dated October 24, 2008 and are incorporated herein by reference.

As permitted under the Rights Agreement, the Company’s Board of Directors has unanimously resolved that the “Distribution Date” under the Rights Agreement will not occur on the tenth business day following the commencement of the Offer and will occur only on that later date following the commencement of the Offer as the Board of Directors thereafter determines, provided that no other Distribution Date or other mechanism under the Rights Plan was deferred or affected by such resolution. Until the Distribution Date, the Rights will continue to be evidenced by the certificates for shares of Common Stock and the Rights will be transferable only in connection with the transfer of the associated shares of Common Stock.

Certain Litigation

On October 17, 2008, a class action complaint was filed against Epicor and certain members of its Board of Directors in Superior Court for Orange County, California, entitled Tola v. Epicor Software at al., Case No. 30-2008-00214327-CU-SL-CXC. The complaint, brought as a purported class action on behalf of a class of Epicor stockholders, alleges that the Board of Directors breached its fiduciary duties by rejecting and failing properly to consider Elliott’s proposal to acquire all of Epicor’s outstanding shares of Common Stock for $9.50 per share, by failing properly to consider other strategic alternatives that may be available to the Company, and by failing to maximize shareholder value. The complaint also challenges that the Board of Directors has breached its fiduciary duty by implementing measures that act as a barrier to Elliott’s proposal or to other possible proposals for acquisition of the Company. The complaint seeks declaratory relief and injunctive relief requiring the Board of Directors to act in accordance with its fiduciary duties. The Company believes that the claims lack merit and will vigorously defend such actions.

Cautionary Note Regarding Forward-Looking Statements

Certain statements made in this Schedule 14D-9 indicating the Company’s or management’s intentions, beliefs, expectations, plans, prospects, or predictions for the future are forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual or future results to differ materially from those suggested by the forward-looking statements, and readers are cautioned not to place undue reliance upon these forward-looking statements. These forward-looking statements are based on the opinions and estimates of management at the time the statements were made and are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual or future results to differ materially from those suggested by the forward-looking statements, including: the ability of the Company to execute its business plans as a stand-alone company; the success of the Company’s new product introductions; the ability of the Company to successfully compete in an increasingly competitive market; the perceived need for the Company’s products; the Company’s ability to convince potential customers of the value proposition offered by the Company; the costs of competitive solutions; continued capital spending by prospective customers; macro-economic and financial market conditions; and other risks referenced from time to time in the Company’s filings with the SEC, which are available without charge at www.sec.gov. Further risks and uncertainties associated with the Offer include: the risk that customers may delay or refrain from purchasing the Company’s products due to uncertainties about the Company’s future; the risk that key employees may pursue other employment opportunities; and the outcome of any litigation related to the Offer or the Board’s recommendation to stockholders.

Item 9.	Materials to be Filed as Exhibits.

Exhibit No.	Document	Note
(a)(1)	Letter to Stockholders dated October 28, 2008*	1

(a)(2)	Press Release issued by Epicor on October 28, 2008	1

(a)(3)	Employee Communication dated October 28, 2008	1

(e)(1)	Amended Management Retention Agreement between Epicor and L. George Klaus, dated March 1, 2007	2

(e)(2)	Management Retention Agreement between Epicor and Thomas Kelly, dated February 19, 2008	3

(e)(3)	Nonqualified Stock Option Plan–1993	4

(e)(4)	Incentive Stock Option, Non-qualified Stock Option and Restricted Stock Purchase Plan–1994	5

(e)(5)	Nonqualified Stock Option Plan–1996	6

(e)(6)	Nonqualified Stock Option Plan–1997	7

(e)(7)	Amended and Restated Nonqualified Stock Option Plan–1998	8

(e)(8)	1999 Merger Transition Stock Option Plan	9

(e)(9)	Amended and Restated 1999 Nonstatutory Stock Option Plan	10

(e)(10)	2002 Employee Stock Purchase Plan	11

(e)(11)	2005 Stock Incentive Plan	12

(e)(12)	2007 Stock Incentive Plan	13

(e)(13)	Amended and Restated Preferred Stock Rights Plan dated October 27, 2004	14

*	Included in copies mailed to stockholders of the Company.
(1)	Filed herewith.
(2)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.
(3)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on February 22, 2008.
(4)	Incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended June 30, 1993.
(5)	Incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended June 30, 1994.
(6)	Incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended June 30, 1997.
(7)	Incorporated by reference from the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.
(8)	Incorporated by reference to Company’s Annual Report on Form 10-K for the year ended June 30, 1998.
(9)	Incorporated by reference to the Company’s Registration Statement on Form S-8, Registration No. 333-85105.
(10)	Incorporated by reference to the Company’s Registration Statement on Form S-8, Registration No. 333-107738.
(11)	Incorporated by reference to the Company’s Registration Statement on Form S-8, Registration No. 333-97063.
(12)	Incorporated by reference to the Company’s Registration Statement on Form S-8, Registration No. 333-127163.
(13)	Incorporated by reference to the Company’s Current Report on Form 8-K filed May 29, 2007.
(14)	Incorporated by reference to the Company’s Form 8-A/A filed November 1, 2004.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EPICOR SOFTWARE CORPORATION

/s/ Thomas F. Kelly
Thomas F. Kelly President and Chief Executive Officer

Dated: October 28, 2008

INDEX TO EXHIBITS

Exhibit No.	Document	Note
(a)(1)	Letter to Stockholders dated October 28, 2008*	1

(a)(2)	Press Release issued by Epicor on October 28, 2008	1

(a)(3)	Employee Communication dated October 28, 2008	1

(e)(1)	Amended Management Retention Agreement between Epicor and L. George Klaus, dated March 1, 2007	2

(e)(2)	Management Retention Agreement between Epicor and Thomas Kelly, dated February 19, 2008	3

(e)(3)	Nonqualified Stock Option Plan–1993	4

(e)(4)	Incentive Stock Option, Non-qualified Stock Option and Restricted Stock Purchase Plan–1994	5

(e)(5)	Nonqualified Stock Option Plan–1996	6

(e)(6)	Nonqualified Stock Option Plan–1997	7

(e)(7)	Amended and Restated Nonqualified Stock Option Plan–1998	8

(e)(8)	1999 Merger Transition Stock Option Plan	9

(e)(9)	Amended and Restated 1999 Nonstatutory Stock Option Plan	10

(e)(10)	2002 Employee Stock Purchase Plan	11

(e)(11)	2005 Stock Incentive Plan	12

(e)(12)	2007 Stock Incentive Plan	13

(e)(13)	Amended and Restated Preferred Stock Rights Plan dated October 27, 2004	14

*	Included in copies mailed to stockholders of the Company.
(1)	Filed herewith.
(2)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.
(3)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on February 22, 2008.
(4)	Incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended June 30, 1993.
(5)	Incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended June 30, 1994.
(6)	Incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended June 30, 1997.
(7)	Incorporated by reference from the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.
(8)	Incorporated by reference to Company’s Annual Report on Form 10-K for the year ended June 30, 1998.
(9)	Incorporated by reference to the Company’s Registration Statement on Form S-8, Registration No. 333-85105.
(10)	Incorporated by reference to the Company’s Registration Statement on Form S-8, Registration No. 333-107738.
(11)	Incorporated by reference to the Company’s Registration Statement on Form S-8, Registration No. 333-97063.
(12)	Incorporated by reference to the Company’s Registration Statement on Form S-8, Registration No. 333-127163.
(13)	Incorporated by reference to the Company’s Current Report on Form 8-K filed May 29, 2007.
(14)	Incorporated by reference to the Company’s Form 8-A/A filed November 1, 2004.